January 26, 2006


Mr. William N. Hagler
Chairman and President
Intermountain Refining Co., Inc.
1921 Bloomfield Boulevard
Farmington, New Mexico  87401

	Re:	Intermountain Refining Co., Inc.
		Form 10-KSB for Fiscal Year Ended February 28, 2005
Filed May 17, 2005
		Form[s] 10-Q for Fiscal Quarter Ended November 30, 2005
      Filed January 12, 2006
		File No. 333-91191

Dear Mr. Hagler:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Accounting Comments

Form 10-K for the year ended February 28, 2005

Management`s Discussion and Analysis..., page 9

1. Please expand your disclosure to include a discussion of critical accounting estimates. Refer to FRR 501.14.

Controls and Procedures, page 15

2. We note that you concluded on April 18, 2005, that your controls were adequate as of that date. Please refer to the rules for assessing disclosure controls and procedures in Regulation S-B, Item
307, which require you to evaluate your disclosure controls and procedures as of the last day of the reporting period and to conclude whether they are effective or ineffective. Please amend your filing accordingly.

Financial Statements, page 16

Auditor`s Report

3. Please reposition your auditor`s report to just before your financial statements or just after the footnote disclosures. We note that you are currently placing the auditor`s report in between the financial statements and the footnote disclosures.

Statements of Income and Comprehensive Income, page 18

4. Please explain to us why you believe it is appropriate for you to present oil and gas revenues net of gathering fees and production and severance taxes. We normally expect that revenues will be presented on a gross basis with all production costs classified as expenses.

5. We note that your "cost of sales" line excludes depletion, depreciation and amortization. Please amend that line to indicate this exclusion. Refer to SAB Topic 11:B.

Certifications

6. Please revise your Section 302 certifications to strictly comply with the requirements of Regulation S-B, Item 601. The certifications you filed deviate from the required language in a number of ways. You may have used previously prescribed language that has since been changed. Please remove the word "annual" from before the word "report" in all numbered paragraphs except paragraph 1. The introductory language to paragraph 4 fails to cite the correct rules, and the subsections of paragraph 4 and paragraph 5 deviate significantly from the required language. You have included a sixth paragraph when there is no longer one prescribed by the rules.

7. Please file your certifications in compliance with Sections 302 and
906 of the Sarbanes-Oxley Act of 2002 as separate exhibits within the
Edgar filing system. We note that you have been filing them as part of the primary filing.

Form 10-QSB for the nine months ended November 30, 2005

8. Revise your interim filing to comply with comments written above on your Form 10-KSB, as applicable.


Engineering Comment

Form 10-K for the year ended February 28, 2005

Oil and Gas Reserve Data and Supplemental Data (Unaudited), page
28

9. We note your "Statement of Changes in Quantities of Proved
Developed and Undeveloped Oil and Gas Reserves" with the
"Adjustments
to reserves" line item.  Please amend this section as follows:

a) Revise your line item changes to conform to those specified in SFAS
69, paragraph 11;

b) Include an explanation for any significant revisions, as required by SFAS 69.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters.  You may contact Ronald Winfrey, Petroleum Engineer, at
(202)
551-3704 with questions about the engineering comment. Please contact me at (202) 551-3684 with any other questions.

								Sincerely,



								April Sifford
								Branch Chief

cc: 	Sandy Eisen
	Ronald Winfrey
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Mr.William N. Hagler
Intermountain Refining Co., Inc.
January 26, 2006
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
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WASHINGTON, D.C. 20549

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CORPORATION FINANCE
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